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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng

Claire Erlanger

Erin Donahue

Geoffrey Kruczek

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Terra Innovatum Global S.R.L.

Amendment No. 4 to Registration Statement on Form S-4

Filed September 3, 2025

File No. 333-287271

To the addressees set forth above:

On behalf of our clients, Terra Innovatum Global S.R.L., Terra Innovatum s.r.l. and GSR III Acquisition Corp. (collectively, the “Registrants”), we submit this letter setting forth the responses of the Registrants to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 10, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form S-4/A filed with the Commission by the Registrants on September 3, 2025. Concurrently with the filing of this letter, the Registrants have filed a Registration Statement on Form S-4/A (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Registrants’ response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 filed September 3, 2025

Certain Unaudited, page 83

1.	Please revise your disclosure to state whether or not the target company has affirmed to the special purpose acquisition company that its Unit Economics and Sales Projections reflect the view of the target company’s management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. See Item 1609(c) of Regulation S-K. Also revise the third and fourth paragraphs under this heading and first paragraph on page 84 to be consistent with the disclosure that you add in response to this comment.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have revised the disclosure on pages 83 and 84 of the Registration Statement.

Exhibits

2.	Please file a revised legal opinion that does not include the limitations expressed in paragraphs 4.4 and 4.5.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have filed a revised Exhibit 5.1 legal opinion which updates paragraphs 4.4 and 4.5.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR III Acquisition Corp.
Lewis Silberman, Co-Chief Executive Officer, GSR III Acquisition Corp
Alessandro Petruzzi, Chief Executive Officer, Terra Innovatum Global S.R.L.
Mitchell Nussbaum, Loeb & Loeb LLP
Tahra Wright, Loeb & Loeb LLP

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